Additional Form C Disclosures of Wind Harvest International, Inc.

All terms used herein are as defined in the Form C unless otherwise defined herein.

Overview

There are two companies involved in the offering and the 506(c) Offering: Wind Harvest and WHPP. WHPP is a wholly owned finance subsidiary of Wind Harvest under Rule 3a-5 under the Investment Company Act of 1940. As such, WHPP's primary purpose is to finance the business operations of Wind Harvest. As described above, WHPP will issue Notes to investors in the offering and in the 506(c) Offering, and the Notes will be unconditionally guaranteed by Wind Harvest as required by the Investment Company Act of 1940.

An issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the information Rule required by Rule 201 of Regulation Crowdfunding on Form C.

The Securities Act defines a "security" to include both notes and guarantees. Under the Securities Act, "issuer" generally means "every person who issues or proposes to issue any security."

The provisions of Regulation Crowdfunding itself do not describe procedures for disclosing information about an offering by a finance subsidiary and parent guarantor. However, it is clear that both are issuers of securities–WHPP is an issuer of the Notes, and Wind Harvest is an issuer of the guarantees. Moreover, in registered public offerings, financial and non-financial information for both the finance subsidiary and parent guarantor are included in the disclosures. Last, the information about Wind Harvest is obviously very important to an investor's investment decision. Wind Harvest will use the offering proceeds to finance its projects; Wind Harvest's revenue and capital will be used to repay investors; and investors' ability to recover or receive a return on the investments depends entirely on the success of Wind Harvest.

For all of the above reasons, we are disclosing the information required by Rule 201 for Wind Harvest in addition to the information for WHPP, which was disclosed elsewhere in this Form C. Any required information not included in this document is included in the Form C.

Basic information

Wind Harvest International, Inc. is a Delaware corporation, incorporated on January 6, 2006 ("Wind Harvest"). It has the same physical address and same website as its subsidiary, Wind Harvest Pilot Project Inc. ("WHPP"), the issuer of promissory notes in this offering.

Wind Harvest's current number of employees is 14.

Eligibility to Offer Securities Under Regulation Crowdfunding

- Wind Harvest was organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia
- Wind Harvest is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934
- Wind Harvest is not an investment company registered or required to be registered under the Investment Company Act of 1940
- Wind Harvest is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding
- Wind Harvest has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports)
- Wind Harvest is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies

Financial Information

You can find Wind Harvest's financial information in the consolidated financial statements filed with the Form C in Appendix C as well as on the cover page of the Form C. The consolidated financial statements contain financial data for both Wind Harvest and WHPP, which is Wind Harvest's only subsidiary and which is wholly owned by Wind Harvest.

Reporting

Wind Harvest has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Officers and Directors

Director	**Principal Occupation**	**Main Employer**	**Year Joined as Director**
Cornelius Fitzgerald	Executive	Clean Energy Holdings LLC	2012 for Wind Harvest

Christine Nielson	Retired	Retired	2020 for Wind Harvest
Kevin Wolf	Executive	Wind Harvest	2006 for Wind Harvest

Officer	**Positions Held**	**Year Joined**
Cornelius Fitzgerald	Director - Treasurer (2012-present); Director of Finance and Marketing - (2012-2019)	2012
Kevin Wolf	CEO (2006-2009); COO (2009-2019); President/CEO (2019-present) Director (elected by the Common Shareholders)	2006
Teresa McLean	Secretary (2022), Director of Operations (2021-current)	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History, filed with the Form C.

The name of each person, as of the most recent practicable date (but no earlier than 120 days prior to filing the Form C) who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power

Name of Holder	**No. and Class of Securities Now Held**	**% of Voting Power Prior to Offering**
SAAM Wind Investors LLC	30,000,000 Common Shares	30%

Business Description and Plan

Wind Harvest's business description and plan is its Wefunder page. (Note that because WHPP exists primarily to finance Wind Harvest, WHPP does not have a separate business plan.) The Wefunder page is attached to the Form C as Appendix A.

Risk Factors

Please see the Risk Factors section in Question 8 of the Form C, as well as risks outlined in Questions 18 and 20.

Outstanding Securities of Wind Harvest and Their Material Terms

Class of Security	**Securities (or Amount) Authorized**	**Securities (or Amount) Outstanding**	**Voting Rights**
Common Stock	262,000,000	18,560,000	Yes
Series A Preferred Stock	117,000,000	100,682,439	Yes

Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**
Next Round Convertible Note	See the financial statements filed herewith in Appendix C
Maas Revocable Trust Convertible Notes	105,915,000 Series A Preferred Shares
Warrants to Purchase Preferred Stock	16,700,000
Warrants to Purchase Common Stock	12,441,696

Please note that 86,000,000 shares of Wind Harvest's common stock are reserved under the 2022 Equity Incentive Plan. Please see page 18 of the financial statements, filed with the SEC with the Form C as Appendix C, for more details about the plan.

Wind Harvest issued a guarantee for each promissory note issued by WHPP in the Previous Offerings. Please see the Form C for more information about the Previous Note Offering.

Please see Notes 4, 5 and 18 of the financial statements, filed with the Form C in Appendix C, for more information about the outstanding securities of Wind Harvest.

Securities Being Offered in this Offering

As mentioned above, Wind Harvest is guaranteeing each Note offered in this offering and the 506(c) Offering. The Guaranty is described in Question 13 of the Form C and is filed with the Form C in Appendix B, Investor Contracts.

Material Indebtedness of Wind Harvest

See description of the Previous Wind Harvest Loans below in the "Exempt Offerings" section.

Please see Notes 4 and 8 of our financial statements, filed with the SEC with this Form C as Appendix C, for a description of other indebtedness of Wind Harvest.

Wind Harvest's Exempt Offerings within the Past Three Years

Between Dec. 15, 2020, and April 8, 2022, Wind Harvest granted to WHPP warrants under which 12,441,382 common shares of Wind Harvest are issuable. The warrants were issued in connection with loans made using the proceeds of the offering of the Previous Notes (the "Previous Wind Harvest Loans"). The Previous Wind Harvest Loans were made in connection with a loan facility entered into by the Wind Harvest as borrower and WHPP as lender on June 5, 2020, and amended on December 1, 2020 (the "Previous Loan Facility"). (The Previous Loan Facility documents are filed herewith in Appendix E). The use of the Previous Wind Harvest Loans is described below.

As of the period from December 15, 2020, through April 8, 2022, Wind Harvest has issued to WHPP promissory notes in a total amount of $1,850,000 under the Previous Wind Harvest Loans. $600,000 of the promissory notes carries an interest rate of 12.85% and $1,250,000 of the promissory notes carries an interest rate of 10.75%. The promissory notes are partially secured by turbines, power purchase agreements and related equipment and have a maturity date of December 31, 2027. The exemption used was Section 4(a)(2) of the Securities Act. The Previous Wind Harvest Loans were used to order and prepare Wind Harvest's v3.1 prototype turbine for installation, as described more fully in the Management's Discussion. The promissory notes were issued pursuant to Section 4(a)(2) of the Securities Act.

In 2022, Wind Harvest received proceeds of $334,430 pursuant to exercise of warrants into shares of preferred/common stock. These shares were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act. The proceeds were used for general operating expenses.

From November 2021 to December 2021, Wind Harvest issued 240,000 shares of Series A Preferred Stock as a result of outstanding warrant exercises at an issuance price of $0.05 per share, for gross proceeds of $11,996. These issuances were made pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The proceeds were used for general operating expenses.

Please see the financial statements, filed with the Form C as Appendix C, for information about Wind Harvest's sale of convertible notes. These notes were offered and sold pursuant to Section 4(a)(2) of the Securities Act. The proceeds of the sales were used for general operating expenses.

Related Party Transactions

Specified Person: Kelsey Wolf-Cloud
Relationship to Wind Harvest: Daughter of CEO
Nature of Interest in Transaction (Transaction Type): Salary
Amount of Interest in Transaction: Approximately $30,000

Parties: Cornelius Fitzgerald and Wind Harvest
Transaction Type: Loans
Relationship: See "Officers and Directors" section above for positions held with Wind Harvest

Transactions:

1. In 2019, Cornelius Fitzgerald loaned Wind Harvest $15,000 through bridge loan notes. Each note has an interest rate of 18%, a 10% origination fee, and a 2020 maturity date. The loan is currently outstanding.
2. In 2014, Cornelius Fitzgerald loaned Wind Harvest $1,400 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2015. The loan is currently outstanding.
3. In 2015, Cornelius Fitzgerald loaned Wind Harvest $29,000 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/30/2016. The loan is currently outstanding.
4. In 2016, Cornelius Fitzgerald loaned Wind Harvest $4,500 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2017. The loan is currently outstanding.
5. In 2017, Cornelius Fitzgerald loaned Wind Harvest $21,600 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2018. The loan is currently outstanding.
6. In 2018, Cornelius Fitzgerald loaned Wind Harvest $12,600 through short-term promissory notes. The notes have an interest rate of 10% and a maturity date of 12/31/2019. The loan is currently outstanding.

Parties: Kevin Wolf (with spouse Linda Cloud) and Wind Harvest
Transaction Type: Loans
Relationship: See "Officers and Directors" section above for positions held with Wind Harvest

Transactions:
1. In 2019, Kevin Wolf and Linda Cloud loaned Wind Harvest $3,750 through bridge loan notes to Wind Harvest. Each note has an 18% interest rate, a 10% origination fee, and a 2020 maturity date. The notes are currently outstanding.
2. In 2020, Kevin Wolf and Linda Cloud loaned Wind Harvest $32,000 through bridge loan

notes. Each note has an 18% interest rate, a 10% origination fee, and a 2021 maturity date. The notes are currently outstanding.
3. In 2013, Kevin Wolf and Linda Cloud loaned Wind Harvest $10,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/4/2014. The loan is currently outstanding.
4. In 2014, Kevin Wolf and Linda Cloud loaned Wind Harvest $20,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/5/2015. The loan is currently outstanding.
5. In 2015, Kevin Wolf and Linda Cloud loaned Wind Harvest $80,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/30/2016. The loan is currently outstanding.
6. In 2016, Kevin Wolf and Linda Cloud loaned Wind Harvest $109,519 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/31/2017. The loan is currently outstanding.
7. In 2017, Kevin Wolf and Linda Cloud loaned Wind Harvest $48,600 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/31/2018. The loan is currently outstanding.
8. In 2018, Kevin Wolf and Linda Cloud loaned Wind Harvest $33,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 12/31/2019. The loan is currently outstanding.
9. In 2019, Kevin Wolf and Linda Cloud loaned Wind Harvest $10,000 through bridge loan promissory notes. The interest rate is 18% and the maturity date is 4/12/2020. The loan is currently outstanding.
10. In 2020, Kevin Wolf and Linda Cloud loaned Wind Harvest $20,000 through bridge loan promissory notes. The interest rate is 18% and the maturity date is 9/12/2021. The loan is currently outstanding.

Parties: Mark Wolf
Relationship: Mark is the brother of Wind Harvest's CEO

Transactions:

1. In 2020, Mark Wolf loaned Wind Harvest $50,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 07/21/2021. The loan is currently outstanding.
2. In 2021, Mark Wolf loaned Wind Harvest $65,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 11/15/2022. The loan is currently outstanding.
3. In 2022, Mark Wolf loaned Wind Harvest $97,000 through short-term promissory notes. The interest rate is 10% and the maturity date is 07/15/2023. The loan is currently outstanding.

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Transaction type: Loans
Transactions: Please see the description of the Previous Wind Harvest Loans below in the "Exempt Offerings" section.

Parties: Wind Harvest and WHPP

Relationship: Wind Harvest is the parent company of WHPP
Transaction type: Warrants
Transactions: In 2020, 2021 and 2022, as described in the Form C, Wind Harvest issued WHPP warrants under which 12,441,382 common shares are issuable.

Parties: Wind Harvest and WHPP
Relationship: Wind Harvest is the parent company of WHPP
Transaction type: Loans
Transactions: Please see the description of the Previous Wind Harvest Loans below in the "Exempt Offerings" section.